Exhibit 99.1

[Roadway Corporation Logo]

CONTACT:
John M. Hyre
330-258-6080

ROADWAY TO SELL ARNOLD TRANSPORTATION SERVICES TO MANAGEMENT GROUP
Roadway will pay down debt with proceeds; advance next-day growth strategy

AKRON, Ohio – December 30, 2002 – Roadway Corporation (Nasdaq: ROAD) announced today that it has entered into an agreement to sell its Arnold Transportation Services (ATS) subsidiary to a management group led by Michael S. Walters, the unit's president and chief executive officer and private equity firm, Jefferies Capital Partners.

The transaction is expected to be completed in the first quarter of 2003, subject to regulatory approvals and satisfaction of customary closing conditions. The transaction is valued at approximately $55 million.

ATS is an irregular route and dedicated truckload motor carrier headquartered in Jacksonville, FL, specializing in short-haul regional operations. The company utilizes over 800 company-owned tractors, 500 owner-operators and 4,200 trailers to provide service in the Northeast, Southeast, Midwest and Southwest regions of the United States. Roadway acquired ATS in November, 2001 as part of its purchase of Arnold Industries, Inc.

"Roadway Corporation's strategy is to build a strong service offering in the rapidly growing and highly profitable less-than-truckload, next-day ground segment. We have been pleased with the business levels, the profitability and the quality of management at ATS. It is, however, a truckload carrier, and it does not fit in our strategic focus. This sale will allow us to reduce debt levels and pursue additional LTL opportunities," stated Michael W. Wickham, Chairman of the Board and CEO of Roadway Corporation.

Note: This release contains, and other statements that we may make may contain, forward looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for revenue, earnings or other future financial or business performance, strategies, expectations and goals. All statements that are not historical statements of fact are "forward-looking statements" and are subject to numerous risks and

-moreuncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements include all comments relating to our beliefs and expectations as to future events and trends affecting our business, results of operations and financial condition. We intend for the words "believes," "anticipates," "expects," "intends," "plans," "continues," "projects," and similar expressions to identify forward-looking statements. The risks and uncertainties include, among others, variable factors such as capacity and rate levels in the motor freight industry; fuel prices; the impact of competition; the state of the national economy; the success of our operating plans, including our ability to manage growth and control costs; labor relations matters, including the timely settlement of our upcoming National Master Freight Agreement negotiations; uncertainties concerning the impact terrorist activities may have on the economy and the motor freight industry; and, the ability of the parties to the ATS agreement to satisfy the closing conditions necessary to consummate the sale of ATS. We have based these forward-looking statements on management's analysis about future events only as of the date of this press release. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this press release. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries. In addition to the disclosure contained in this document, you should carefully review the risks and uncertainties contained in other documents Roadway Corporation files from time to time with the Securities and Exchange Commission. Those documents are accessible on the SEC's Web site at www.sec.gov and through our Web site at www.roadwaycorp.com.

Included in the Dow Jones Transportation Average, Roadway Corporation (NASDAQ: ROAD), is a holding company dedicated to identifying opportunities to expand the transportation-related service offerings available to customers through the Roadway portfolio of strategically linked transportation companies. Roadway Corporation's principal operating subsidiaries include: Roadway Express, a leading ISO 9002-certified transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. **Roadway Express** provides seamless service between all 50 states, Canada, Mexico and Puerto Rico including export services to 69 countries. And, **New Penn Motor Express**, a regional, next-day ground less-than-truckload carrier of general commodities serving twelve states in the Northeastern United States, Quebec, Canada and Puerto Rico, with links to the Midwest and Southeast United States and Ontario, Canada. And, **Arnold Transportation Services (ATS)**, an irregular route, dedicated truckload carrier serving short-haul markets in the Northeast, Southeast, Midwest and Southwest regions of the U.S. For additional information, contact the Company at www.roadwaycorp.com.

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